EXHIBIT 99.5

                                  [KNOGO LOGO]

Dear Knogo Stockholder:


         You are cordially invited to attend a Special Meeting of stockholders of Knogo North America Inc. ("Knogo") to be held at 11:00 a.m., New York time, on February 6, 1997, at Knogo's corporate headquarters, 350 Wireless, Boulevard, Hauppauge, New York (the "Knogo Meeting"). I hope that you will be present or represented by proxy at this important meeting.

         At the Knogo Meeting, you will be asked to approve the Amended and Restated Agreement and Plan of Reorganization and Merger, dated as of November 27, 1996, as amended by Amendment No. 1 to Amended and Restated Agreement and Plan of Reorganization and Merger, dated as of January 10, 1997 (collectively, the "Merger Agreement"), among Knogo, Video Sentry Corporation ("Video"), Sentry Technology Corporation ("Sentry"), Viking Merger Corp. and Strip Merger Corp.



         As more fully set forth in the Merger Agreement and the Joint Proxy Statement/Prospectus which accompany this letter, the Boards of Directors of Knogo and Video have agreed on a merger between their two companies. The Boards believe that the merger will strengthen the business prospects of both companies and as a result will benefit their stockholders. I urge you to carefully read the accompanying materials as you consider your vote on the merger.

         When the merger is completed, Knogo and Video will become wholly-owned subsidiaries of Sentry. Sentry is a holding company that was recently formed for purposes of the proposed merger. After the merger, Sentry will be headquartered in Hauppauge, New York.

         As a result of the merger, each 1.2022 outstanding shares of Knogo common stock will be converted into the right to receive one share of Sentry common stock plus one share of Sentry Class A preferred stock. Each outstanding share of Video common stock will be converted into the right to receive one share of Sentry common stock.


         The Board of Directors of Knogo has received the written opinion, dated October 10, 1996, of Knogo's financial advisor, Donald & Co. Securities Inc. that as of such date and based upon and subject to certain matters stated therein, the consideration to be received in the merger by Knogo stockholders is fair to such holders from a financial point of view. Such opinion was confirmed as of January 21, 1997.


         Your Board of Directors, after careful consideration, has approved the Merger Agreement and the transactions contemplated thereby. Your Board believes that the merger is fair to and in the best interests of Knogo stockholders. As such, your Board of Directors unanimously recommends that you vote FOR approval of the Merger Agreement and the transactions contemplated thereby.

         Knogo stockholders are entitled to vote all shares of Knogo common stock held by them on January 10, 1997, which is the record date for the Knogo Meeting.

         YOUR VOTE IS VERY IMPORTANT. Regardless of the number of shares you may own, it is important that they are represented and voted. If you fail to return the enclosed proxy card, the effect in most cases will be a vote against the merger. Therefore, whether or not you plan to attend the Knogo Meeting, please sign, date and mail, as soon as possible, your proxy card in the return envelope provided. If you sign, date and mail your proxy card without indicating how you want to vote, your vote will be counted as a vote in favor of the merger. You may, of course, attend the Knogo Meeting and vote in person, even if you have previously returned a proxy card.

         Your cooperation is appreciated.

                                           Sincerely,

                                           THOMAS A. NICOLETTE
                                           President and Chief Executive Officer

January 23, 1997